SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2007
Commission File Number

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME
(Translation of Registrant’s name into English)

84, GRAND RUE L-1660 LUXEMBOURG, GRAND DUCHY OF LUXEMBOURG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Quilmes Industrial S.A.

84 Grand-Rue  •  Luxembourg
Tel: +352.473.885  •  Fax: +352.226.056

CONTACT:

Francis Cressall
Quilmes Industrial (Quinsa) S.A.
+5411-4349-1846
FOR IMMEDIATE RELEASE

QUILMES INDUSTRIAL (QUINSA) S.A. ANNOUNCES
2006 SECOND HALF AND FULL YEAR RESULTS

LUXEMBOURG – MARCH 1, 2007 -- Quilmes Industrial (Quinsa) S.A. (NYSE:LQU) (“Quinsa” or the “Company”) today announced its results for the six months and full year ended December 31, 2006.

Highlights – second half 2006

•	Normalized EBITDA increased 25.3% to US$266.6 million, from US$212.7 million in 2005.
•	Beer sales volumes increased 11.8% to 9.7 million hectoliters.
•	Soft drink sales volumes increased 20.5% to 5.7 million hectoliters.
•	Net profit after tax increased 10.7% to US$88.2 million, or US$0.814 per share for the second half of 2006.
•

The Company completed the divestiture in Argentina of three brands, one brewery and a malting facility(*), in accordance with anti-trust requirements. The three brands accounted for approximately 7% of the Company’s beer volumes for 2006 in Argentina, and contributed an estimated US$14 million in EBITDA.

(*)	The malting facility was divested in January 2007.

Financial review – Second half 2006

Beer volume sales increased to 9,706,000 hectoliters from 8,682,000 hectoliters a year earlier, due to improvements in all of the Company’s markets and particularly in Argentina, Bolivia and Paraguay. Volumes for soft drinks increased 20% to 5,738,000 hectoliters, reflecting a very strong performance in Argentina.

-more-

Quilmes Industrial (Quinsa)  S.A.
Page Two  --  March 1, 2007

Domestic volume breakdown (thousands of hectoliters)

	Six months to		Twelve months to

	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005

Argentina beer	6,167	5,589	11,529	10,821
Argentina CSD, and other beverages	5,507	4,550	10,237	8,155
Bolivia	1,572	1,299	2,732	2,299
Chile	354	331	692	550
Paraguay beer	1,169	1,051	2,204	2,040
Uruguay beer	410	381	732	673
Uruguay (SD)	231	213	461	376
Interco. sales, net of exports	35	32	67	83
TOTAL	15,445	13,446	28,654	24,997

Net sales increased to US$ 645.8 million, from US$ 528.3 million in the second half 2005. This was principally the result of higher beer volumes, although the average price for beer improved in dollar terms as well. This was particularly true in Paraguay, where price increases introduced to cope with expected inflation were boosted by a strong appreciation of the local currency.

A 21% increase in soft drink volumes in Argentina also contributed to the improvement in revenues. The following is a breakdown of sales by business:

Revenues breakdown (millions of dollars)

	Six months to		Twelve months to

	December 31, 2006	December 31, 2005	December31, 2006	December 31, 2005

Argentina beer (incl. agribusiness)	261.4	222.9	476.4	416.1
Argentina CSD, and other beverages	160.7	128.4	293.8	227.4
Bolivia	91.3	71.5	157.8	125.1
Chile	24.4	22.5	46.6	35.6
Paraguay beer	81.5	59.4	143.6	108.5
Uruguay beer	25.1	21.9	43.9	37.7
Uruguay (CSD&W)	9.2	8.1	18.2	14.3
Other (net)	(7.8)	(6.4)	(14.0)	(10.4)
TOTAL	645.8	528.3	1,166.3	954.3

-more-

Quilmes Industrial (Quinsa)  S.A.
Page Three  --  March 1, 2007

Gross profit increased to US$ 389.3 million from US$ 307.9 million a year earlier. This was largely the result of higher volume sales in all of the Company’s markets and also price increases, particularly in Paraguay. Thus, higher revenues offset cost increases, particularly in Argentina where the cost of labor has continued to increase.

Gross margin was 60.3% compared to 58.3% for the second half of 2005. The significant improvement in gross margin was the result of larger volume sales and improved pricing, both of which helped dilute fixed costs.

Selling and marketing expenses increased 17.5% to US$ 127.0 million, largely as a result of the increase in volumes and also higher freight costs, particularly in Argentina and Uruguay, in turn principally related to increases in labor costs. Advertising expenses also increased approximately 15.6%, and represented 6.6% of consolidated sales. Overall, selling and marketing expenses declined as a percentage of sales, from 20.5% to 19.7%.

Administrative and general expenses increased 6.0% to US$ 23.0 million, principally as a result of higher personnel-related costs.

Other operating loss increased from US$ 10.6 million to US$ 13.9 million. This increase was principally due to an increase in expenses related to the streamlining of our third-party distribution network in Argentina.

As a result of these variations, normalized operating profit for the second half of 2006 increased to US$ 219.0 million, from US$ 160.4 million for the same period in 2005. Normalized EBITDA increased to US$ 266.6 million, from US$ 212.7 million in 2005. Consolidated normalized EBITDA margin was 41.3%, compared to 40.3% for the previous year.

The net charge for the sale of fixed assets, management’s bonus pool and other expenses increased to US$ 8.9 million from US$ 7.3 million in 2005, principally due to a higher expense for bonuses. This was virtually offset by income stemming from the sale of the former Brahma brewery and by the reversal of contingency reserves that had been posted upon the acquisition of the PepsiCo franchise in 1999. Operating profit after these expenses was US$ 210.1 million for the second half of 2006, compared to US$ 153.1 million for the same period in 2005.

Net interest expense declined to US$ 16.0 million, from US$ 21.7 million in the second half of 2005. This was principally the result of a lower net debt position, as cash balances increased due to the Company’s financial performance while debt declined. Also contributing to the increase in cash balances was the fact that the Company repurchased none of its own shares during 2006, while it had invested US$ 175.7 million throughout 2005 (mostly in the second half) in the acquisition of own shares and of an additional 5.32% in its subsidiary, Quilmes International (Bermuda) Ltd. A higher turnover in Argentina and Bolivia, where taxes are imposed on bank account movements, led to an increase in these taxes which are included as interest expense, although the decline in net debt more than offset this effect.

Other expense (net of other income), was US$ 0.8 million in 2006, compared to US$ 2.4 million in 2005. This was principally the result of lower losses in non-controlled affiliates.

-more-

Quilmes Industrial (Quinsa)  S.A.
Page Four  --  March 1, 2007

The charge for income tax increased to US$86.5 million in 2006, from US$ 33.2 million in 2005. This was due to a higher Net profit Before Tax. Also, the effective tax rate increased from 26% to 45% as a result of non-recurring events, namely reserves set up to account for tax-related contingencies and a change in the criteria used to account for withholding taxes on retained earnings. Minority interest was a negative US$ 19.6 million for the first half of 2006, compared to a negative US$ 15.3 million for the same period in 2005. This was the result of the higher profits posted by the Company’s Paraguayan and Bolivian subsidiaries.

Net profit after tax increased to US$ 88.2 million, compared to US$ 78.4 million in 2005. Net profit per share increased to US$ 0.814, compared to US$ 0.723 the previous year.

Capital expenditures, excluding acquisitions, reached US$ 94.3 million during the second half of 2006 and US$ 80.6 million for the same period in 2005. Approximately 20% of these investments were purchases of bottles and crates, while a further 15% was related to capacity expansions for our soft drinks business in Argentina. Other initiatives included a new distribution center in Uruguay and finishing the expansion of our malt facility in Argentina and our glass bottle facility in Paraguay, among many other projects.

Financial Review – Fiscal Year 2006

For the twelve months ended December 31, 2006 beer volumes increased 9.1% to 17,956,000 hectoliters, reflecting strong volume growth in all of our markets. Beer volume growth was particularly strong in Argentina and Bolivia, although Chile, Uruguay and Paraguay posted strong growth in percentage terms. Soft drink volumes increased 25.4% to 10,698,000 hectoliters as a result of continued market growth in Argentina.

Net sales were US$ 1,166.3 million compared to US$ 954.3 million for the same period in 2005. This was principally the result of the volume increase in both beer and soft drinks. Average prices were also higher than in 2005, particularly in Argentina and Paraguay. Higher prices in Argentina were principally the result of increases in beer prices introduced towards the end of 2005. In the case of Paraguay, price increases were introduced in September 2005 and September 2006.

Gross profit for full year 2006 was US$ 693.7 million, compared to US$ 550.1 million in 2005. This was principally the result of a substantial increase in revenues, and also of cost savings due to improvements in industrial efficiency. These improvements allowed the Company to absorb increases in the cost of certain raw materials and inputs such as resin for PET bottles, labor and energy. Gross margin for full-year 2006 was 59.5%, compared to 57.6% in 2005. This improvement was exclusively due to lower depreciation as a percentage of sales. The following is a breakdown of industrial costs for the years 2006 and 2005:

-more-

Quilmes Industrial (Quinsa)  S.A.
Page Five  --  March 1, 2007

Selling and marketing expenses increased 22.3% to US$ 238.4 million from US$ 194.9 million a year earlier, reflecting an increase in volumes and higher freight and labor costs, particularly in Argentina. Administrative expenses increased to US$ 44.0 million from US$ 40.6 million in 2005, principally as a result of an increase in personnel-related costs in Argentina.

Other operating loss increased from US$ 14.4 million to US$19.0 million. This was principally the result of higher restructuring expenses, particularly related to our third-party distribution system in Argentina.

Normalized operating profit for the year 2006 was US$ 378.3 million, compared to US$ 286.3 million in 2005.

The net charge for the sale of fixed assets, management’s bonus pool and other expenses increased to US$ 13.4 million from US$ 9.8 million in 2005. This was the result of an increase in management’s bonus pool, which was offset by an increase in income from the sale of fixed assets and brands in Argentina (including the former Brahma brewery) and the reversal of contingency reserves set up upon the acquisition of the PepsiCo franchise in Argentina. Operating profit after these expenses was US$ 364.9 million for 2006, compared to US$ 276.5 million for 2005.

Net interest expense declined to US$ 32.9 million, compared to US$ 38.6 million for the year 2005. This was principally the result of a lower net debt position, as cash balances increased due to the Company’s financial performance while debt declined. Also contributing to the increase in cash balances was the fact that the Company repurchased none of its own shares during 2006, while it had invested US$175.7 million during 2005 in the acquisition of own shares and of an additional 5.32% in its subsidiary, Quilmes International (Bermuda) Ltd. A higher turnover in Argentina and Bolivia, where taxes are imposed on bank account movements, led to an increase in these taxes which are included as interest expense, although the decline in net debt more than offset this effect.

Other income (expense) was (US$ 1.3) million in 2006, compared to (US$ 2.3) million in 2005, due to a lower losses at non-controlled affiliates.

Net profit after tax for 2006 was US$ 165.7 million, or US$ 1.529 per share, compared to US$ 131.4 million, or US$ 1.212 per share for 2005.

-more-

Quilmes Industrial (Quinsa)  S.A.
Page Six  --  March 1, 2007

Total shareholders’ equity increased to US$ 632.7 million from US$ 490.6 million in 2005. This increase was due to the net profit for the period, net of dividends. The Company’s net debt position - total bank debt net of cash and short-term investments - was US$ 38.4 million as of December 31, 2006, compared to US$ 187.2 million a year earlier. The decline in net debt was the result of strong cash generation and the fact that the Company acquired none of its own shares during 2006. Long term debt portion of total bank debt was US$ 190.6 million, compared to US$ 296.0 million a year earlier.

MARKETS

ARGENTINA:

Beer: Total volume sales, including exports, increased 9% compared to the second half 2005, reaching 6.2 million hectoliters. The Company’s market share reached 78.2% for the full year, compared to 78.6% a year earlier, although for the fourth quarter 2006 the Company posted a share of 78.7% (all figures provided by AC Nielsen). It must be pointed out, however, that late in December 2006 we completed the sale of the Bieckert, Palermo and Imperial brands in order to comply with the Anti-trust regulator’s requirements. These brands had accounted for approximately 7% of our volume during 2006.

Net revenues increased 17.2% to US$ 261.4 million for the second half of 2006 compared to US$ 222.9 million in 2005. This improvement reflects the increase in volumes and, to a lesser extent, the introduction of price increases in late 2005.

The combination of higher revenues and strong cost controls resulted in a much improved financial performance. Thus, despite significant increases in freight, in turn the result of larger sales and higher unitary costs, and in the cost of industrial labor, EBITDA increased to US$ 119.0 million for the second half 2006, compared to US$ 106.0 million for 2005, while EBITDA margin was 45.5%.

Operating Highlights

	2 H 2006	2 H 2005	FY 2006	FY 2005

Total volumes (hectoliters) (“)	6,205,000	5,693,000	11,662,000	10,996,000
Net revenues (US$ mm) (*)	261.4	222.9	476.4	416.0
Operating profit (US$ mm) (*)	97.6	80.5	180.4	155.4
Normalized EBITDA (US$ mm) (*)	119.0	106.0	223.9	202.0
Normalized EBITDA margin (*)	45.5%	47.5%	47.0%	48.6%

(“)	These figures include exports and inter-company sales.

(*)	Includes agribusiness

-more-

Quilmes Industrial (Quinsa)  S.A.
Page Seven  --  March 1, 2007

Soft Drinks: Volumes for soft drinks and other beverages increased 21.2% to 5,514,000 hectoliters, compared to the second half of 2005. This remarkable performance was the result of both market expansion and market share growth. Also, during the last quarter of 2005, the Company incorporated the Pepsi license to sell soft drinks in the last remaining region it did not already operate, in the northwestern part of the country. This region represents an estimated 11% of Pepsi’s total sales in the country. Quinsa achieved a total market share of 20.3% for the second half of 2006 and, more importantly, 29.8% of the A-brand segment for the same period, which compare to 19.1% and 28.6%, respectively, for the same period in 2005. Market share growth was achieved as a result of several factors, including a strong performance of the Pepsi brand, expanded distribution of the 1.25-liter returnable glass bottle and an improved performance of the Company’s distributors in the soft drinks category.

The Company has invested in two additional bottling lines, one in Mendoza and another in Buenos Aires, to cater for the increases in volume.

Net sales were US$ 160.7 million, compared to US$ 128.5 million in the second half of 2005.  This was largely due to higher volume sales.

Regarding the business’ financial performance, production costs increased slightly during the second half of 2006 as the cost of concentrate (which is a function of selling prices), labor, resin for PET bottles and cans all increased. Higher revenues, however, offset these effects, allowing for an increase in EBITDA, to US$25.0 million, from US$19.3 million a year earlier.

Operating Highlights

	2 H 2006	2 H 2005	FY 2006	FY 2005

Total volumes (SD&W, and functional beverages - in hl) (*)	5,507,000	4,550,000	10,237,000	8,155,000
Net revenues (US$ mm)	160.7	128.5	293.8	227.5
Operating profit (US$ mm)	15.6	8.9	27.1	13.2
Normalized EBITDA (US$ mm)	25.0	19.3	45.5	32.6
Normalized EBITDA margin	15.6%	15.0%	15.5%	14.3%

(*)	Excludes exports to affiliates

BOLIVIA:

Domestic volume sales increased 21.0% during the second half of 2006, reaching 1,572,000 hectoliters compared to 1,299,000 hectoliters for the same period in 2005. This performance reflects strong market growth, since market share was virtually stable.

The Company continued to focus on enhancing the brand equity of its portfolio, introducing innovative packaging and limited edition bottles for its principal brands, and on strengthening its distribution network.

-more-

Quilmes Industrial (Quinsa)  S.A.
Page Eight – March 1, 2007

Net revenues increased 28.0% to US$ 92.0 million, principally as a result of the increase in volumes. A regional price increase was introduced in December 2006.

EBITDA increased to US$ 57.9 million from US$ 42.2 million a year earlier.

Operating Highlights

	2 H 2006	2 H 2005	FY 2006	FY 2005

Total volumes (hectoliters) (*)	1,593,000	1,316,000	2,767,000	2,326,000
Net revenues (US$ mm)	92.0	71.9	158.7	125.7
Operating profit (US$ mm)	50.9	34.1	84.5	57.4
Normalized EBITDA (US$ mm)	57.9	42.2	99.0	73.3
Normalized EBITDA margin	62.9%	58.7%	62.4%	58.3%

(*)	Includes exports and inter-company sales

CHILE:

Quinsa’s domestic beer volumes increased 6.9% to 354,000 hectoliters from 331,000 last year. This was the result of the introduction of the Brahma brand in September 2005. Market share has increased to 12.7% for the full year, according to Nielsen, which is more than a full point higher than it was a year earlier.

Net revenues increased to US$ 24.4 million, compared to US$ 22.5 million the previous year as a result of the higher volume sales and of a larger weight of cans in our sales mix. Production costs increased significantly, principally as a result of increases in the cost of cans and energy.

Advertising expenses, while still high relative to sales, declined 6% compared to the second half of 2005, when we launched the Brahma brand. This compensated for an increase in the cost of freight as the Company streamlined its distribution network. For the full year, however, the business reflects a 32% increase in commercial expenses, with both advertising freight increasing as a result of the introduction of the Brahma brand.

 EBITDA was US$ 0.7 million for the second half of 2006, compared to US$ 0.9 million in 2005.

Operating Highlights

	2 H 2006	2 H 2005	FY 2006	FY 2005

Total volumes (hectoliters) (*)	354,000	331,000	692,000	550,000
Net revenues (US$ mm)	24.4	22.5	46.6	35.6
Operating loss (US$ mm)	(1.0)	(0.9)	(5.1)	(2.7)
Normalized EBITDA (US$ mm)	0.7	0.9	(1.8)	0.1
Normalized EBITDA margin	3.0%	4.1%	(3.9% )	0.2%

(*)	Includes exports and inter-company sales

-more-

Quilmes Industrial (Quinsa)  S.A.
Page Nine – March 1, 2007

PARAGUAY:

Beer volumes increased 11.2% to 1,169,000 hectoliters for the second half of 2006, compared to 1,051,000 hectoliters for 2005. Average pricing increased approximately 23% in dollar terms as a result of local price increases introduced in September, a 12% appreciation of the local currency vis-a-vis the U.S. dollar, a better brand mix and improvements in the value chain.

Net revenues increased 37.2% to US$ 81.5 million, principally as a result of higher pricing in dollar terms, volume sales and improvements in the value chain. Despite increases in production costs, particularly for cans, labor and fuel, EBITDA increased approximately 49% to US$51.5 million, compared to the second half of 2005.

Operating Highlights (beer business)

	2 H 2006	2 H 2005	FY 2006	FY 2005

Total volumes (hectoliters)	1,169,000	1,051,000	2,204,000	2,040,000
Net revenues (US$ mm)	81.5	59.4	143.6	108.5
Operating profit (US$ mm)	48.3	32.4	80.3	56.7
Normalized EBITDA (US$ mm)	51.5	34.6	86.5	62.3
Normalized EBITDA margin	63.3%	58.2%	60.2%	57.4%

URUGUAY:

Beer:  Domestic beer volume sales increased 7.6% during the second half of 2006, compared to the same period in 2005, reaching 410,000 hectoliters. Contributing to this performance has been the Company’s conservative price policy over the past years. In fact, consumer prices for our flagship Pilsen brand were increased during 2006 for the first time in four years, to account for inflation.

The Company completed a series of marketing initiatives during the second half of 2006, including the launching of Stella Artois in the super-premium segment of the market.

Soft Drinks:  Domestic soft drink volumes increased 8.5%, reaching 231,000 hectoliters compared to 213,000 hectoliters for the second half of 2005.  We introduced the H2Oh! brand in November, and expect a similar degree of success to the one we experienced in Argentina with the same brand.

The business in Uruguay was seriously affected by disruptive measures taken by trade unions representing transportation workers and by the chamber of freight companies. In fact, delivery of our products was seriously hindered for the better part of three months. The negative effects of this were felt both in terms of lost sales and also in terms of market share, particularly in the soft drinks business. Management estimates to have lost approximately six market share points for soft drinks between the months of September and November, 2006.

In addition to this, a new collective agreement was reached with the trade unions, to include new social services contributions to be borne by the Company starting in 2007.

Despite this unfavorable environment, net revenues increased to US$ 34.2 million compared to US$ 30.0 million a year earlier, due to the increase in volumes and beer prices.  EBITDA, increased to US$ 12.0 million, compared to US$ 10.5 million for the second half of 2005.

-more-

Quilmes Industrial (Quinsa)  S.A.
Page Ten – March 1, 2007

Operating Highlights

	2 H 2006	2 H 2005	FY 2006	FY 2005

Total volumes (beer, hectoliters) (*)	420,000	387,000	751,000	683,000
Total volumes (CSD&W, hectoliters) (*)	231,000	292,000	461,000	456,000
Net revenues (US$ mm)	34.2	30.0	62.1	52.0
Operating profit (US$ mm)	9.6	9.0	17.2	14.4
Normalized EBITDA (US$ mm)	12.0	10.5	21.6	17.8
Normalized EBITDA margin	35.1%	35.1%	34.7%	34.2%

(*)	Includes exports and inter-company sales

OTHER MATTERS

Public Offer to acquire Quinsa shares: On January 25, 2007, AmBev announced that the Commission de Surveillance du Secteur Financier (“CSSF”) of Luxembourg had approved the offer document (the “Offer Document”) in relation to the voluntary offer to purchase up to 6,872,480 Class A shares and up to 8,661,207 Class B shares (including Class B shares held as American Depositary Shares (“ADSs”)) of Quilmes Industrial (Quinsa) Société Anonyme, which represent the outstanding Class A shares and Class B shares (and Class B shares held as ADSs) that are not owned by AmBev or its subsidiaries.

The purchase price is US$ 3.35 per Class A share, US$ 33.53 per Class B share (US$67.07 per ADS) net to the seller in cash (less any amount withheld under applicable tax laws), without interest, which corresponds to the same price per share paid by AmBev to Beverage Associates (BAC) Corp. (“BAC”), on August 8, 2006, in a negotiated transaction for the acquisition of BAC’s controlling interest in Quinsa.

The offer began on January 26, 2007, and will expire at 5:00 p.m., New York City time (11:00 p.m. Luxembourg time), on Wednesday, February 28, 2007.

All terms and conditions of the offer are described in the Offer Document, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 25th, 2007. The Offer Document and other documents that were filed with the SEC (the “Offer Documentation”) can be obtained, free of charge, at http://www.sec.gov.

-more-

Quilmes Industrial (Quinsa)  S.A.
Page Eleven – March 1, 2007

ABOUT QUINSA

Quinsa is a Luxembourg-based holding company that controls 93% of Quilmes International (Bermuda) (“QIB”). The remaining stake is held by Companhia de Bebidas das Americas – AmBev (“AmBev”).

Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are strong market leaders in Argentina, Bolivia, Paraguay and Uruguay and have a presence in Chile. Further, pursuant to the Company’s strategic alliance with AmBev, it has entered into license and distribution agreements to produce and sell in Argentina, Bolivia, Chile, Paraguay and Uruguay the AmBev brands. Similarly, under the agreements AmBev may produce and distribute Quinsa’s brands in Brazil.

The Company also has bottling and franchise agreements with PepsiCo, and thus accounts for 100% of PepsiCo beverage sales in both Argentina and Uruguay.

Quinsa’s Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU). Quinsa’s American Depositary Shares, representing the Company’s B shares, are listed on the New York Stock Exchange (NYSE:LQU).

Quinsa’s web address: www.Quinsa.com

-more-

- Statistical Tables Follow -

Quilmes Industrial (Quinsa)  S.A.
Page Twelve – March 1, 2007

Quilmes Industrial (Quinsa) S.A.
UNAUDITED CONSOLIDATED PROFIT AND LOSS STATEMENT SUMMARY
(U.S. Dollars in millions, except per share amounts)

	Six months ended Dec. 31st,		Twelve months ended Dec. 31st,

	2006	2005	2006	2005

Net sales	645.8	528.3	1,166.3	954.3
Cost of goods sold	(256.5)	(220.5)	(472.6)	(404.2)

Gross profit	389.3	307.8	693.7	550.1
Selling and marketing expenses	(127.0)	(108.1)	(238.4)	(194.9)
Administrative and general expenses	(23.0)	(21.7)	(44.0)	(40.6)
Goodwill amortization	(6.5)	(7.1)	(13.9)	(13.9)
Other operating income (loss)	(13.9)	(10.6)	(19.0)	(14.4)

Normalized operating profit	219.0	160.4	378.3	286.3
Sale of fixed assets, management bonus & other exp	(8.9)	(7.3)	(13.4)	(9.8)
Operating profit	210.1	153.1	364.9	276.5
Interest income	6.0	4.3	14.2	9.6
Interest expense	(22.0)	(26.0)	(47.1)	(48.2)
Exchange rate gain (loss)	0.9	(2.0)	(0.6)	(2.1)
Other income (expense) (net)	(0.8)	(2.4)	(1.3)	(2.3)

Earnings (losses) before taxes & minority interest	194.3	127.0	330.1	233.6
Income taxes	(86.5)	(33.2)	(129.6)	(71.9)
Minority interest	(19.6)	(15.3)	(34.7)	(30.2)

Net income (loss)	88.2	78.4	165.7	131.4
Net income (loss) per share(*)	0.814	0.723	1.529	1.212
Net income (loss) per ADR(*)	1.628	1.446	3.058	2.424
Depreciation and amortization	47.6	52.3	94.8	98.8
Normalized EBITDA	266.6	212.7	473.1	385.0
Normalized EBITDA margin	41.3%	40.3%	40.6%	40.3%

(*)

Net income per share has been calculated on the basis of Actual Shares Outstanding at the end of each relevant period, net of shares repurchased by the Company. Actual Shares Outstanding are the sum of: (i) all Class B shares, and (ii) all Class A shares divided by ten, reflecting this Class’ claim on dividends and assets. As calculated in this way, the number of net shares outstanding were 108,394,045 as of both December 31, 2006 and December 31, 2005. Net income per ADR is calculated on the basis of two net shares outstanding per ADR.

Quilmes Industrial (Quinsa)  S.A.
Page Thirteen – March 1, 2007

Quilmes Industrial (Quinsa)  S.A.
UNAUDITED GEOGRAPHIC INFORMATION - SUMMARY
(U. S. Dollars in millions)

	Six months ended December 31st,		Twelve months ended December 31st,

	2006	2005	2006	2005

NET SALES
Argentina (beer & agribs.)	261.4	222.9	476.4	416.1
Argentina (CSD & other)	160.7	128.4	293.8	227.4
Bolivia	91.3	71.5	157.8	125.1
Chile	24.4	22.5	46.6	35.6
Paraguay (beer)	81.5	59.4	143.6	108.5
Uruguay	34.2	30.0	62.1	52.0
Interarea sales and other adjustments	(7.7)	(6.4)	(14.0)	(10.4)

Total	645.8	528.3	1,166.3	954.3

	Six months ended December 31st,		Twelve months ended December 31st,

	2006	2005	2006	2005

Normalized EBITDA
Argentina (beer & agribs.)	119.0	106.0	223.9	202.0
Argentina (CSD & other)	26.0	20.1	47.1	34.1
Bolivia	57.9	42.2	99.0	73.3
Chile	0.7	0.9	(1.8)	0.1
Paraguay (beer)	51.5	34.6	86.5	62.3
Uruguay	12.0	10.5	21.6	17.8
Other	(0.5)	(1.6)	(3.2)	(4.6)

Total	266.6	212.7	473.1	385.0

-more-

Quilmes Industrial (Quinsa)  S.A.
Page Fourteen  --  March 1, 2007

Quilmes Industrial (Quinsa)  S.A.
UNAUDITED CONSOLIDATED BALANCE SHEET - SUMMARY
(U. S. Dollars in millions)

	As of December 31st,

	2006	2005

ASSETS
Cash, Cash Equivalents and Government Securities	303.4	164.0
Inventories	110.8	97.2
Accounts receivable	63.4	53.5
Other Current Assets	62.4	32.9

Total Current Assets	540.0	347.6
Property, Plant and Equipment, Net	624.4	612.7
Goodwill	332.4	338.7
Long term cash investments	0	42.8
Other Assets	98.3	61.2

Total Assets	1,595.1	1,403.0
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-Term Bank Debt	151.1	97.8
Long-Term Bank Debt	190.6	296.0
Other Liabilities	535.8	446.6

Total Liabilities	877.5	840.4
Minority Interest	84.9	72.0
Shareholders’ Equity	632.7	490.6

Total Liabilities and Shareholders Equity	1,595.1	1,403.0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2007

By:	/s/ GUSTAVO LUIS CASTELLI

GUSTAVO LUIS CASTELLI
Chief Financial Officer

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.